Exhibit 12

	October 31,
	2008		2009		2010		2011		2012
Earnings (loss):
Income (loss) before income taxes	$(466,787)		$(496,465)		$(117,187)		$(29,366)		$112,942
Interest expense	89,300		96,727		106,997		80,282		90,521
Rent expense	6,382		5,812		5,528		4,135		3,728
Amortization	1,380		1,239		1,374		1,347		1,782
	$(369,725)		$(392,687)		$(3,288)		$56,398		$208,973
Fixed charges:
Homebuilding
Interest incurred	$116,340		$118,026		$114,975		$114,761		$125,783
Rent expense	6,382		5,812		5,528		4,135		3,728
Amortization	1,380		1,239		1,374		1,347		1,782
	$124,102		$125,077		$121,877		$120,243		$131,293
Ratio		(a)		(a)		(a)		(a)	1.59

(a)
For the twelve-month periods ended October 31, 2011, 2010, 2009 and 2008, our earnings were not sufficient to cover fixed charges by approximately $63.8 million, $125.2 million, $517.8 million and $493.8 million, respectively.